                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934



                         Harry's Farmers Market, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                      Class A Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  415863-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Saad J. Nadhir
                Chairman, President and Chief Executive Officer
                        Progressive Food Concepts, Inc.
                           14103 Denver West Parkway
                            Golden, Colorado 80401
                                 303-278-9500
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                August 27, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

The information required on the remainder of this cover page (the pages numbered 2 and 3 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  ---------------------
CUSIP NO. 415863-10-9                 13D                       PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Progressive Food Concepts, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,000,000*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.69%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

-----------------------                                  ---------------------
CUSIP NO. 415863-10-9                 13D                       PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Chicken, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,000,000*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.69%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

          This Amendment relates to the Statement on Schedule 13D filed by Progressive Food Concepts, Inc., a Delaware corporation, Scott A. Beck and Saad
J. Nadhir on February 10, 1997 (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D.

     1. Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This Statement is being filed by Progressive Food Concepts, Inc., a Delaware corporation formerly known as HFMI Acquisition Corporation ("PFCI"), and Boston Chicken, Inc., a Delaware corporation ("BCI"). (PFCI and BCI are sometimes collectively referred to herein as the "Reporting Persons"). BCI owns on the date of this Statement approximately 85.29% of the outstanding shares of common stock of PFCI (the "PFCI Common Stock").

     By reason of the transaction described under Item 3 of this Statement, Scott A. Beck and Saad J. Nadhir are no longer required to file a Statement on
Schedule 13D with respect to the Issuer.

     PFCI was incorporated in January 1997 for the purpose of engaging in the transactions described in this Statement and is engaged in the business of developing a business model based on the Issuer's business. BCI operates and franchises retail food stores under the Boston Market(R) brand name. The principal business address of each Reporting Person is 14103 Denver West Parkway, Golden, Colorado 80401.

     Appendix A attached to this Statement and incorporated by reference herein sets forth with respect to each director and executive officer of PFCI and BCI, his or her: (a) name; (b) business address; and (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted.

     (d) During the last five years, neither of the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither of the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     (f) All executive officers and directors of the Reporting Persons are citizens of the United States.

     2. Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Items 4 and 6 hereto, on January 31, 1997, PFCI purchased from the Issuer a warrant (the "Warrant") to purchase 2,000,000 shares of Class A Common Stock of the Issuer. The purchase price paid by PFCI for the Warrant was $1,000,000 in cash. The principal terms of the Warrant are described under Item 6 below. The purchase price for the Warrant was paid by PFCI from the proceeds received by PFCI from subscriptions by Scott A. Beck and Saad J. Nadhir for shares of PFCI Common Stock.

     On August 27, 1997, Messrs. Beck and Nadhir each sold to BCI 4,000 shares of PFCI Common Stock for (i) $1,000,000 in cash and (ii) a promissory note of BCI in the principal amount of $3,181,480. The consideration paid by BCI to Messrs. Beck and Nadhir equals their original cost for such interests in PFCI plus an 8% per annum interest factor. As a consequence of the foregoing transaction, BCI owns approximately 85.29% of the outstanding PFCI Common Stock. Messrs. Beck and Nadhir also sold to BCI their right to subscribe for additional shares of PFCI Common Stock in consideration of BCI's assumption of all obligations of such persons under their subscription agreements with PFCI. Messrs. Beck and Nadhir also granted to BCI an option to acquire their remaining shares of PFCI Common Stock and obtained the right, at their option, to sell such shares to BCI.

     3. The penultimate paragraph of Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     Except as set forth in Item 4 and Item 6, none of the Reporting Persons nor (to the Reporting Persons' knowledge and subject to the qualification set forth in the next paragraph) any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although each of the Reporting Persons and such executive officers and directors reserves the right to effect or seek to effect any such actions in the future.

     4. The final paragraph of Item 4 of the Schedule 13D is hereby deleted.

     5. Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Based on the Issuer's Quarterly Report on Form 10-Q for the Issuer's fiscal quarter ended April 30, 1997 (the "Quarterly Report"), there were 4,118,056 outstanding shares of Class A Common Stock as of June 11, 1997. PFCI is the beneficial owner of 2,000,000 shares of Class A Common Stock (all of which are shares of Class A Common Stock which PFCI has the right to acquire within 60 days of such date). Based on the Quarterly Report, such shares represent approximately 32.69% of the outstanding number of shares of Class A Common Stock (including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable), and approximately 29.48% of the total issued and outstanding shares of Class A

Common Stock and Class B Common Stock of the Issuer (also including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable).

     BCI owns on the date of this Statement approximately 85.29% of the outstanding shares of PFCI Common Stock. BCI does not otherwise beneficially own any Class A Common Stock on the date of this Statement.

     (b) PFCI and BCI (by virtue of its ownership of approximately 85.29% of the outstanding shares of PFCI Common Stock) have the power to vote, and to direct the vote of, and the power to dispose of, and direct the disposition of, any shares of Class A Common Stock that may be acquired by PFCI upon the exercise of the Warrant.

     (c) During the past 60 days, neither the Reporting Persons nor (to the knowledge of the Reporting Persons), any executive officer or director of a Reporting Person effected any transactions in the Class A Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.

     6. The first two paragraphs of the section of Item 6 of the Schedule 13D entitled "Loan Agreement" are hereby amended and restated in their entirety as follows:

     Loan Agreement. The Issuer and PFCI are also parties to an amended and restated secured loan agreement dated as of June 6, 1997 (the "Loan Agreement"), pursuant to which PFCI has agreed to provide the following three credit facilities (the "Loans") to the Issuer: (i) the Refinancing Loan, (ii) the Development Loan and (iii) a Special Development Loan (which loan facility was added in connection with the amendment of the Loan Agreement in June 1997). Under the Refinancing Loan, PFCI advanced on January 31, 1997 the aggregate principal amount of $12 million to the Issuer, which amount was used by the Issuer to repay indebtedness. The Development Loan obligates PFCI, subject to certain conditions, to advance from time to time commencing on January 31, 1997 and ending on January 31, 2002, amounts requested by the Issuer in an aggregate principal amount not to exceed $8 million. Proceeds of the Development Loan are to be used by the Issuer for general corporate purposes and to fund expenditures in connection with the development of a business model for the improvement and expansion of the Issuer's business and facilities. The Special Development Loan obligates PFCI, subject to certain conditions, to advance from time to time commencing on June 6, 1997 and ending on June 6, 1998, amounts requested by the Issuer in an aggregate principal amount not to exceed $1 million; provided that PFCI's commitment to fund the Development Loan is reduced by the principal amount outstanding from time to time on the Special Development Loan. Proceeds of the Special Development Loan are to be used by the Issuer solely to fund loans to certain tomato suppliers of the Issuer. If unpaid on June 6, 1998, amounts outstanding under the Special Development Loan are thereafter treated as part of the Development Loan. The Loans are subordinated in right of payment to certain indebtedness of the Issuer and are secured by a second priority lien on substantially all of the assets of the Issuer and its subsidiaries.

     PFCI has the option (the "Option"), at any time after the earlier of (i) the acceleration of any of the Loans or (ii) July 30, 1998 and up to the first day of the first fiscal quarter of the Issuer commencing after January 31, 2002, to purchase that number of shares of Series B Preferred Stock of the Issuer at a purchase price equal to $40.00 per share (as may be adjusted from time to time to reflect any reclassification or change of outstanding shares of Series B Preferred Stock of the Issuer or in the case of certain mergers involving the Issuer or the sale or conveyance of the Issuer as an entirety or substantially as an entirety, the "Option Price") equal to (A) $20 million divided by (B) the Option Price; provided, however, PFCI shall be permitted to exercise the Option to purchase shares of Series B Preferred Stock of the Issuer in excess of 300,000 shares (i) only to the extent that PFCI has initially funded the Development Loan (at a rate of one share becoming exercisable for each $40 of funding), unless such Development Loan was not funded due to a material breach of the Issuer thereunder or under certain other agreements between the Issuer and PFCI, (ii) with respect to the Special Development Loan, only to the extent of the aggregate principal amount of the Special Development Loan outstanding on June 6, 1998 and (iii) in any case, to purchase up to a maximum of 200,000 shares of Series B Preferred Stock of the Issuer. PFCI is required to exercise the Option for that number of shares of Series B Preferred Stock equal to (A) $12 million divided by (B) the Option Price, not later than January 31, 2002, provided that at such time there exists no uncured event of default under the Refinancing Loan. The purchase price payable upon any exercise of the Option will be paid by a contribution to the Issuer of a principal amount of the Loans equal to the purchase price, or to the extent the principal amount of the Loans is insufficient for this purpose, by delivery of cash.

     7.  The last paragraph of Item 6 of the Schedule 13D is hereby deleted.

     8.  The exhibits to the Schedule 13D are amended as set forth in the exhibit index, which appears elsewhere herein, and is incorporated herein by reference.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PROGRESSIVE FOOD CONCEPTS, INC.


                                       By: /s/ Saad J. Nadhir
                                           ---------------------------
                                       Title: Chairman, President and
                                              Chief Executive Officer

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BOSTON CHICKEN, INC.


                                       By: /s/ Paul A. Strasen
                                           ------------------------
                                           Title: Vice President

                                  APPENDIX A


PROGRESSIVE FOOD CONCEPTS, INC.

     The following individuals are executive officers and/or directors of PFCI. Unless otherwise noted, the business address of each such individual is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

Name                     Title at Reporting Person

Saad J. Nadhir           Chairman, President and Chief Executive Officer
                         and Director

Patrick J. McDonnell     Chief Operating Officer and Director

Jeffry J. Shearer        Director. Mr. Shearer is a self-employed private
                         investor. Mr. Shearer's business address is 770
                         Pasquinelli Drive, Suite 400, Westmont, IL 60559.

Thomas R. Sprague        Secretary and Treasurer and Director


                                  ************


BOSTON CHICKEN, INC.

     The following individuals are executive officers and/or directors of BCI. Unless otherwise noted, the business address of each such individual is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

Name                     Title at Reporting Person

Scott A. Beck            Chairman of the Board, Chief Executive Officer,
                         President and Director

Mark W. Stephens         Vice Chairman of the Board, Chief Financial
                         Officer, and Director

Mark R. Goldston         Vice Chairman of the Board and Director

Mark A. Link             Vice President-Financial Reporting

Dennis Mullen            Chief Financial Officer - Boston Market Concept

Joel M. Alam             Senior Vice President, General Counsel and
                         Secretary


Dean L. Buntrock         Director

Mr. Buntrock is a director of Waste Management, Inc., a Delaware corporation ("Waste Management"). Mr. Buntrock is also a director of Waste Management International plc and Wheelabrator Technologies, Inc., both subsidiaries of Waste Management. He is also a director of First Chicago NBD Corporation. Mr. Buntrock's business address is 3003 Butterfield Road, Oak Brook, Illinois 60521.

Arnold C. Greenberg      Director

Mr. Greenberg is an attorney and self-employed private investor. He formerly served as the Chairman of the Board of Directors and Chief Executive Officer of Coleco Industries, Inc.

J. Bruce Harreld         Director

Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.

M Howard Jacobson        Director

Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.

Peer Pedersen            Director

Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, P.C., a Chicago, Illinois law firm. Mr. Pedersen also serves as a director of WMX, Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.

                                 EXHIBIT INDEX

NUMBER      DESCRIPTION

1.          Joint Filing Agreement, dated August 28, 1997, among PFCI and BCI.*

2. Amended and Restated Secured Loan Agreement, dated June 6, 1997, between the Issuer and PFCI.*

3. Transaction Agreement, dated January 31, 1997, between the Issuer and PFCI.**

4.          Warrant to Purchase Shares of Class A Common Stock, dated January
            31, 1997, issued by the Issuer to PFCI.**

5. Articles of Amendment to the Articles of Incorporation of the Issuer designating the Series B Preferred Stock of the Issuer.**

6.          Registration Rights Agreement, dated January 31, 1997, between the
            Issuer and PFCI.**

7.          Consulting Services Agreement, dated January 31, 1997, between the
            Issuer, PFCI and Harry A. Blazer.**

8. Acquisition Agreement, dated January 31, 1997, between the Issuer and PFCI.**

------------------------

*    Filed herewith
**   Filed with original Schedule 13D on February 10, 1997